UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The Extraordinary General Meeting of Shareholders (the “General Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), originally scheduled for August 1, 2023, was adjourned to and was held on August 8, 2023. At the General Meeting, the Company’s shareholders voted on the following two proposals and cast their votes as described below. The proposals are described in more detail in the Company’s Notice and Proxy Statement for Extraordinary General Meeting of Shareholders attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 7, 2023.

Proposal 1: To consolidate every 22 ordinary shares (with a nominal value of US$0.0001 per share) in the authorized but unissued and in the authorized and issued share capital of the Company into 1 ordinary share with a nominal value of US$0.0001 per share:

For	Against	Abstain
12,449,713	2,307,738	28,782

Proposal 2: To approve an adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal.

For	Against	Abstain
12,485,556	2,191,742	108,935

Accordingly, as the Company has received approximately 84% of the votes cast at the General Meeting, in accordance with Ireland law, Proposals 1 and 2 each passed. The Company is processing the consolidation described in Proposal 1, which will not be effective and the Company’s ordinary shares will not begin trading on a consolidation-adjusted basis, until the Company’s ordinary shares have been assigned a new ISIN number and CUSIP number. The Company has not yet determined when its ordinary shares will begin trading on a consolidation-adjusted basis or the exact number of shares outstanding taking into account the consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer